No.: 0 01929052

Business License

Duplicate (1-1)

Unify social credit code: 91110108078587665C

Name Type Address Legal representative Registered capital Date of establishment Term of business Scope of business

Benefactum Alliance Business Consultant (Beijing) Co., Ltd.

Limited Liability Company (natural person investment or holding)

Rm. 1105, 1106, Fl.10, Bldg.1, No.6, Danleng Street, Haidian District, Beijing

Liu Bodang

RMB 50,000,000

September 10, 2013

September 10, 2013 to September 9, 2033

Investment consultation, investment management, financial counseling (shall not engaged in audit, capital verification, account checking, evaluating, accounting consultation, agency account etc. business which needs approval of special project, shall not issue corresponding audit report, capital verification report, account checking report, evaluation report etc. written materials); market survey, corporation management consultant, basic software service, technology promotion service.(Enterprise itself selects operating items, and conducts operating activities by laws; for the businesses requiring legal approval, the operating activities may be implemented based on the approved contents with the approval of relevant department; shall not engage in operating activities related to forbidden and restricted items of the industrial policy of this city.)

Online scanning for detailed information	Registration authority	Seal: Beijing Administration for Industry and Commerce, Haidian Sub-bureau March 31, 2016
Notification: It is required to submit annual report of the previous year via enterprise credit information publicity system from Jan.1st to Jun.30th every year and disclose to the public.

Website of the enterprise credit information publicity system: qyxy.baic.gov.cn

Supervised by State Administration for Industry and Commerce of the People's Republic of China